MABEY & COOMBS, L.C.
Attorneys at Law
3098 South Highland Drive, Suite 323
Salt Lake City, Utah 84106-3085
Phone (801) 467-2021
Fax (801) 467-3256

JOHN MICHAEL COOMBS

writer's direct line 467-2779
writer's e-mail: jmcoombs@sisna.com

November 1, 2004

<u>VIA CERTIFIED MAIL/RETURN RECEIPT REQUESTED</u>

Tom Kluck, Staff Attorney
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549
Mail Stop 0511

> Re: **Courtesy Copies of Form SB-2 of Tintic Gold Mining Company, a Nevada corporation, CIK No. 0001301839**

Dear Mr. Kluck:

As per your request and our brief conversation on October 28, 2004, enclosed please find three (3) courtesy copies of Tintic Gold's Form SB-2, with all the attendant exhibits. As you can see, we are registering our stock dividend transaction. At the same time, the recipients of the dividend will not be required to make the type of investment that requires them to part with any money. By way of brief background, SEC Bulletin No. 4 requires that 5 things occur in order for an issuer to effectuate a spin-off <u>without</u> registration. We did not fulfill those requirements and instead, we elected to formally register the distribution on Form SB-2. We did this because we believe that this is the better and more conservative or reasoned approach.

In your voice mail, you indicated that the Commission would be doing a "full review." Please be advised that I know an attorney in Houston, Texas, named Bob Sonfeld who undertook a similar spin-off registration transaction in 2001 on behalf of a company called Planet Resources, Inc. I say that it was similar in that, like our transaction, Planet's involved mining claims. I mention this because the Commission required Mr. Sonfeld to file four (4) amended SB-2 registration statements. For your information and whether it will have an influence on your review, please be advised that I took Planet's Fourth Amended Registration Statement as an outline and format for Tintic's.

Thank you for your time and attention to this matter.

Very truly yours,

MABEY & COOMBS, L.C.

John Michael Coombs

Enclosures
cc: Tintic Gold Mining Company